BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, BC, Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

November 24, 2003	Trading Symbol: TSX Venture : YB.U

 NEWS RELEASE

BROKERED PRIVATE PLACEMENT

Buffalo Gold Ltd. ("Buffalo") reports that it has, subject to regulatory approval, arranged a brokered private placement of 2,727,272 units at a price of US$0.55 per unit to generate gross proceeds of US$1,500,000. Each unit will consist of one common share of Buffalo and one share purchase warrant entitling the purchase of an additional common share of Buffalo at a price of US$0.68 per share for a period of one year.

Canaccord Capital Corporation ("Canaccord") has agreed to act as Buffalo's agent in respect of this placement and will receive a commission of 10% of the gross proceeds and a broker's warrant entitling the purchase, at the offering price, of that number of units that equals 15% of the number of units sold pursuant to the placement for a period of two years.

Canaccord also has the right to increase the amount of the offering by up to 25% or $375,000 to cover over-allotments.

The proceeds from this placement will be used to fund Buffalo's acquisition from Terrawest Resource Holdings Ltd. of its Guizhou gold properties in the People's Republic of China and Buffalo's initial exploration of those properties.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

/s/ J.G. Stewart
______________________

J.G. Stewart, Director

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN